GRow Solutions Holdings, Inc.

535 5th AVENUE, 24TH FLOOR
NEW YORK, NY 10017

February 2, 2016

Tom Kluck

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grow Solutions Holdings, Inc.
Registration Statement on Form S-1
Filed December 2, 2015
File No. 333-208318

Dear Mr. Kluck:

By letter dated December 22, 2015, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Grow Solutions Holdings, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 filed on December 2, 2015. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Item I. Risk Factors, page 5

Marijuana remains illegal under federal law…page 6

1.	Please revise to specify that you could be deemed to facilitate the selling or distribution of marijuana in violation of the federal Controlled Substances Act, or advise.

Response: We have revised this risk factor to specify that we may be deemed to facilitate the selling or distribution of marijuana in violation of the federal Controlled Substances Act.

The Company may have difficulty accessing the service of banks…page 6

2.	Please revise the risk factor section to include the risk regarding difficulties you may have in accessing bankruptcy courts as a marijuana-related business, or advise.

Response: We have revised this risk factor section to include the risk regarding difficulties we may have in accessing bankruptcy courts as a marijuana-related business.

Report of Independent Registered Public Accounting Firm, page F-1

3.	We note your financial statements of LightTouch Vein & Laser, Inc. have been audited by Anderson Bradshaw PLLC. It appears that Anderson Bradshaw PLLC’s registration with the PCAOB is pending withdrawal. Please revise your filing to provide financial statements of LightTouch Vein & Laser, Inc. that have been audited by a PCAOB registered public accounting firm, or advise.

Response: On December 7, 2015, Anderson Bradshaw PLLC (“AB”) voluntary withdrew as a PCAOB audit firm by submitting a Form 1-WD to the PCAOB. At the time of conducting the Company’s 2014 and 2013 audit AB was a certified PCAOB audit firm. Under Rule 2107(c) of the PCAOB, upon the date of receipt of the completed Form 1-WD, “the firm shall not engage in the preparation or issuance of, or play a substantial role in the preparation or furnishing of, an audit report, other than to issue a consent to the use of an audit report for a prior period…[emphasis added]” Therefore, upon submission of AB’s Form 1-WD on December 7, 2015, Anderson Bradshaw was able to continue to provide its consent for the LightTouch Vein & Laser Inc. financial statements prepared for 2014 and 2013.

Please see the following links for your reference:

http://pcaobus.org/Registration/Firms/Documents/Withdrawal_Requests.pdf

http://pcaobus.org/Rules/PCAOBRules/Pages/Section_2.aspx#rule2107

Item 16. Exhibits, page II-2

4.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legality opinion with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed as EDGAR correspondence.

Response: We have filed all required exhibits with this filing including the legal opinion.

The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Jeffrey Beverly
Name: Jeffrey Beverly
Title: President